SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                              COHOES BANCORP, INC.
                             ----------------------
                            (Name of Subject Company)

                            AMBANC HOLDING CO., INC.
                           --------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                   192 513 109
                                  -------------
                      (CUSIP Number of Class of Securities)

                                 John M. Lisicki
                      President and Chief Executive Officer
                               11 Division Street
                            Amsterdam, New York 12010
                                 (518) 842-7200
                                ----------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                               John J. Spidi, Esq.
                            Malizia Spidi & Fisch, PC
                       1301 K Street, N.W. Suite 700 East
                             Washington, D.C. 20005
                                (202) 434 - 4660


[ ]  Check   the   box   if   the   filing   relates   solely   to   preliminary
     communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

                                   SCHEDULE TO

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, dated August 9, 2000 (the "Schedule TO") relating to an offer by Ambanc Holding Co., Inc., a Delaware Corporation, ("Ambanc"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares") of Cohoes Bancorp, Inc. for $16.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"), copies of which were attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

         All of the information in the Offer to Purchase and the related Letter of Transmittal is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended and supplemented as follows:

1. The subsection under Section 12. CERTAIN CONDITIONS OF THE OFFER entitled "GENERAL" beginning on page 20 of the Offer to Purchase is revised in its entirety to read as follows:

GENERAL

         Notwithstanding any other provisions of the Offer, Ambanc will not be required to accept for payment or pay for any Shares, may postpone the acceptance for payment of Shares tendered and may terminate or amend the Offer as provided herein if any of the following conditions are not satisfied prior to the Expiration Date: (i) the Minimum Tender Condition, (ii) the Regulatory Approval Condition, (iii) the Removal of Impediments Condition; (vi) the Material Adverse Effect Condition; (vii) the termination of the Hudson-Cohoes Merger Agreement; (viii) the termination of the Hudson-Cohoes Option Agreement and the surrender by Hudson to Cohoes of the option granted to Hudson thereunder; (ix) the shareholders of Cohoes do not approve the Hudson-Cohoes Merger; (x) Ambanc and Cohoes enter into a definitive Ambanc-Cohoes Merger agreement. Ambanc reserves the absolute right to waive any of the conditions of the Offer other than the Regulatory Approval Condition.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2000


                                  AMBANC HOLDING CO., INC.


                                  By:/s/John M. Lisicki
                                     -------------------------------------------
                                     John M. Lisicki
                                     President and Chief Executive Officer